[Cooley Godward Kronish LLP Letterhead]

October 2, 2006	GLEN Y. SATO T: (650) 843-5502 F: (650) 849-7400 gsato@cooley.com

Kevin Kuhar Angela Crane Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549	confidential treatment requested
under 17 C.F.R. §200.83

Re: Hansen Medical, Inc.
Ladies and Gentlemen:
On behalf of Hansen Medical, Inc. (the “Company”), we are writing to provide you with supplemental information with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-136685 (the “Registration Statement”), in connection with the Company’s proposed initial public offering. Specifically, the information below responds to comment 28 set forth in the letter from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated September 7, 2006 (the “Comment Letter”). The Company is submitting a letter to the Staff in response the Comment Letter as of even date herewith (the “Response Letter”). We are providing this response supplementally in order to facilitate our request for confidential treatment of the information contained herein.
The Company has not yet adjusted the share and per share amounts for common stock and preferred stock in the Registration Statement to reflect an anticipated reverse split of the Company’s common stock. The Company currently anticipates that an amendment to the Registration Statement will give effect to an anticipated reverse stock split, the exact magnitude of which will depend on market conditions and the underwriters’ estimate of an appropriate valuation.
Stock Option Grant Summary
     Table A below lists the (a) grant date, (b) number of shares, (c) exercise price, (d) intrinsic value per share, (e) Black-Scholes value per share, (f) reassessed fair value and (g) related deferred stock compensation recorded for stock options granted to employees, non-employees and directors since September 2005 pursuant to the Staff’s comment. All of the options to purchase Common Stock listed in Table A were granted at the then current fair value of the Company’s Common Stock, as determined by its Board of Directors at the time of each grant, taking into consideration the factors noted below. Since November 2002, the Company’s Board of Directors has been comprised of a majority of non-officer directors, all of whom have experience with companies in the life sciences and/or medical device and technology industries and also have experience in the valuation of early stage, privately held companies. The Company believes that the composition of the Board of Directors resulted in an unbiased view of the stock value and produced a reasonable estimate of the fair value of the Common Stock. In the absence of a public trading market, in accordance with paragraph 3 of the American Institute of Certified Public Accountant’s “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “AICPA Guide”), the Board of Directors used the “best estimate” method and considered numerous objective and subjective factors to determine the fair value at each option grant date, including the factors described below:
[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission
Page Two
•	the option grants involved illiquid securities in a private company;

•	the options to acquire Common Stock upon exercise were subject to vesting (as set forth in Table A);

•	the prices of the Company’s Series A, B and C Preferred Stock (the “Preferred Stock”) issued by the Company primarily to outside investors in arms-length transactions, and the rights, preferences and privileges of the Preferred Stock over the Common Stock;

•	the Company’s performance and the status of research and product development efforts;

•	the Company’s stage of development and business strategy, including the status and timing of clearance of its 510(k) submission with the Food and Drug Administration, and the likelihood and timing of product launch;

•	the Company’s valuation, as determined by unrelated third party investors, which had not increased significantly through three rounds of preferred stock financings that occurred over an approximately three year period;

•	the composition and changes in the Company’s management team, including the need to recruit additional members of management; and

•	the likelihood of achieving a liquidity event for the shares of Common Stock underlying these securities, such as an initial public offering or a sale of the Company, given prevailing market conditions.
The Board of Directors specifically took into account the following provisions of the Preferred Stock in determining the fair value of the Common Stock at the time of the option grants:
•	upon liquidation or sale of the Company, the holders of preferred stock are entitled to receive, in preference to any distribution of assets to holders of common stock, an amount equal to the applicable original issue price plus all declared and unpaid dividends per share on the preferred stock; as of June 30, 2006, the aggregate liquidation preference of the Preferred Stock was approximately $61.8 million;

•	the conversion and anti-dilution provisions of the Preferred Stock and the fact that the Preferred Stock will not automatically convert into Common Stock unless the aggregate offering proceeds in the initial public offering are at least $30.0 million and the offering price is at least $4.71 per share (which amount will be adjusted for the proposed reverse split);

•	the non-cumulative nature of the Series A, B and C Preferred Stock dividends, with annual dividends of 8% of the applicable original issuance price, when and if declared, per share prior to the payment of any other dividends; and

•	the voting power of the holders of Preferred Stock relative to holders of Common Stock.
[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission
Page Three
     In connection with the preparation of the financial statements necessary for the filing of the Registration Statement, the Company analyzed its equity grants from January 1, 2005 to June 30, 2006. With the benefit of hindsight and the knowledge of how various uncertainties existing at the time of grants of options were resolved, the Company reconsidered whether certain of the stock options granted contained a compensatory element that should be recorded for financial reporting purposes. As a result, the Company concluded that compensation expense for financial reporting purposes should be recorded for stock options granted between January 1, 2005 and June 30, 2006 and in any future months where the exercise price is below the reassessed fair value for financial reporting purposes. The Staff has specifically asked the Company to present its analysis for stock options granted subsequent to September 1, 2005.
Stock Option Grant Compensation under SFAS No. 123 and SFAS No. 123(R)
     Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) and as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation determined under APB No. 25 is recognized over the option vesting period.
     Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123(R)”), which supersedes its previous accounting under APB No. 25. SFAS No. 123(R) requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123(R) using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123(R) shall be applied to option grants after the required effective date. For options granted prior to the SFAS No. 123(R) effective date, which the requisite service period has not been performed as of January 1, 2006, the Company is continuing to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB No. 25. All option grants valued after January 1, 2006 are being expensed on a straight-line basis over the vesting period.
Employee Stock-Based Awards Granted Prior to January 1, 2006
     Compensation costs for employee stock options granted prior to January 1, 2006, the date the Company adopted SFAS No. 123(R), were accounted for using the intrinsic-value method of accounting as prescribed by APB No. 25, as permitted by SFAS No. 123. Under APB No. 25, compensation expense for employee stock options is based on the excess, if any, of the fair value of the Company’s Common Stock over the option exercise price on the measurement date, which is typically the date of grant. All options were granted with an exercise price per share not less than fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant. The Board determined these
[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission
Page Four
fair market values in good faith based on the best information available to the Board and Company’s management at the time of the grant. Although the Company believes these determinations accurately reflect the historical value of the Company’s Common Stock, management has retroactively revised the valuation of its Common Stock for the purpose of calculating stock-based compensation expense for all grants after December 31, 2004. Accordingly, in the period ending December 31, 2005 for such options issued to employees, the Company has recorded deferred stock-based compensation of approximately $2.4 million, net of cancellations, of which the Company amortized $218,974 and $331,484 of stock-based compensation in the year ended December 31, 2005, and the six months ended June 30, 2006, respectively.
Employee Stock-Based Awards Granted Subsequent to January 1, 2006
     On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the prospective transition method. Under this method, beginning January 1, 2006, compensation cost recognized includes: (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value method in accordance with the provisions of APB No. 25, and (b) compensation cost for all stock-based payments granted or modified subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).
     Compensation cost for employee stock-based awards granted on or after January 1, 2006, is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R) and will be recognized over the vesting period of the applicable award on a straight-line basis. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.
Stock Options Granted to Employees, Non-Employees and Members of the Board of Directors
     The Company believes that at the time of the grant of the stock options, the estimated fair value set by its Board of Directors was appropriate. However, with the benefit of hindsight and the knowledge of how various uncertainties were resolved, the Company has carefully considered the issues relevant to estimating the compensatory element of stock options granted since September 1, 2005 for financial reporting purposes. The Company respectfully advises the Staff that no stock options were granted between September 1, 2005 and October 27, 2005. Based on this review, the Company believes that it has recorded appropriate amounts for stock compensation expense related to the option grants as set forth in Table A below.
[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission
Page Five
Table A

				Options Granted			Aggregate
	Recipient(s) /		Reassessed Fair	(Net of	Intrinsic Value Per	Black- Scholes Fair	Compensation
Grant Date	Vesting Terms	Exercise Price	Value	Cancellations)	Share	Value Per Share	Expense
10/28/2005	Employees / (1)	$0.14	$1.27	186,000	$1.13		$210,180
4/27/2006	Employees / (1)	$0.35	$2.30	1,843,000	$1.95	$2.08	$3,834,362
4/27/2006	Non-Employee / (2)	$0.35	$2.30	8,800	$1.95	$2.17	$19,096
6/21/2006	Employees / (3)	$0.60	$2.66	1,218,500	$2.06	$2.32	$2,826,676
6/21/2006	10%+ Shareholder and Employee / (4)	$0.66	$2.66	700,000	$2.00	$2.26	$1,578,990
8/4/2006	Employees / (1)	$1.94	$2.85	160,000	$0.91	$2.04	$326,768
8/4/2006	Employees / (3)	$1.94	$2.85	110,000	$0.91	$2.04	$224,653
8/4/2006	Non-Employee / (3)	$1.94	$2.85	25,000	$0.91	$2.38	$59,643
8/4/2006	Non-Employees / (5)	$1.94	$2.85	50,000	$0.91	$2.38	$119,285
9/21/06	Employees / (1)	$1.94	$2.85	406,500	$0.91	$2.04	$827,553
9/21/06	Employees / (3)	$1.94	$2.85	10,000	$0.91	$2.04	$20,358
9/21/06	Directors / (4)	$1.94	$2.85	250,000	$0.91	$2.04	$508,950

Vesting Terms:

(1)	25% on first anniversary, 1/48 per month thereafter for next 36 months

(2)	1/26 per week for 26 weeks to a single consultant; cancelled unvested shares upon termination of consulting agreement after 22 weeks

(3)	1/48 per month for 48 months

(4)	1/36 per month for 36 months

(5)	1/12 per month for 12 months
[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission
Page Six
     Table A.1 below sets forth all stock options granted to the Company’s executive officers included in Table A between September 1, 2005 and the date hereof.
Table A.1

	Recipient /			Options Granted			Aggregate
	Title /		Reassessed Fair	(Net of	Intrinsic Value Per	Black-Scholes Fair	Compensation
Grant Date	Vesting Terms	Exercise Price	Value	Cancellations)	Share	Value Per Share	Expense
4/27/2006	Sean Murphy / V.P., Engineering /(1)	$0.35	$2.30	325,000	$1.95	$2.08	$676,163
4/27/2006	Steve Van Dick / C.F.O./ (1)	$0.35	$2.30	1,000,000	$1.95	$2.08	$2,080,500
6/21/2006	Frederic Moll / C.E.O./ (2)	$0.66	$2.66	700,000	$2.00	$2.26	$1,578,990
6/21/2006	Dan Wallace / V.P., Clinical/ (3)	$0.60	$2.66	320,000	$2.06	$2.32	$742,336
6/21/2006	Robert Younge / C.T.O./ (3)	$0.60	$2.66	250,000	$2.06	$2.32	$579,950

Vesting Terms:

(1)	25% on first anniversary, 1/48 per month thereafter for next 36 months

(2)	1/36 per month for 36 months

(3)	1/48 per month for 48 months
     The Company has also entered into employment agreements with the officers listed above. These agreements, which are described in the section of the Company’s Registration Statement entitled “Executive Compensation—Employment Contracts, Termination of Employment and Change-in-Control Arrangements,” specify compensation and bonus eligibility and amounts and certain of the agreements also include severance clauses providing for compensation in the event of termination, the acceleration of vesting, and/or the continuation of certain benefits.
Business and Market Conditions
     The Company reassessed the fair value of the Common Stock, as set forth in Table A above in the context of the current initial public offering valuation estimate provided by its underwriters and in light of its preferred stock financings and other business and market conditions as set forth below.
[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission
Page Seven
September 2005 through October 2005 — Reassessed Common Stock value of $1.27
     From September 1, 2005 to October 31, 2005, the Company only issued options once on October 28, 2005. On November 10, 2005, the Company issued an aggregate of 19,613,902 shares of its Series C Preferred Stock to 23 accredited investors, at $1.5359 per share, for an aggregate purchase price of $30.1 million. As the price of the Series C Preferred Stock was set by third party investors, the Company believes that the price per share of the Series C Preferred Stock is the best indication of the fair value of the Common Stock as of October 28, 2005. Each of the principal Series C Preferred Stock investors was experienced with respect to early stage technology venture valuation, and prior to making their each investor extensively reviewed the Company’s business and technology as well as the market for the Company’s products. During this period, the Company continued to progress its product development with clinical feedback and additional features added as a result of this input, including the inclusion of its Intellisense® force sensing technology as part of the Sensei system.
     As of October 31, 2005, given the liquidation preferences of the Series A and Series B Preferred Stock, in order for the holders of options to realize any gain on the shares of common stock acquired upon exercise of their options, the sale price for the Company would have to have been approximately $31.0 million. The prospect of a public financing or a sale of the Company was deemed to be remote as a result of the Company’s stage of development and the inhospitable public market for similar companies. In addition, the Company had only recently secured a license to critical technology from Intuitive Surgical, Inc. (“Intuitive Surgical”), as described beginning on page 65 of the Registration Statement. Using the retrospective method, the Company determined that the reassessed fair value of the Common Stock for the October 28, 2005 stock option grants should be $1.27, representing calculation on a straight line basis to 90% of the $1.5359 per share price of the Series C Preferred Stock. This discount in value of the Common Stock compared to the Preferred Stock was determined to be a fair valuation differential based upon likelihood of a liquidity event and the conversion of the preferred stock, the preferences assigned to the Preferred Stock and that, as of October 31, 2005, the Company only had $6.5 million of cash, cash equivalents and short-term investments and its outstanding Preferred Stock possessed a liquidation preference of $31.0 million. Although the business of the Company continued to progress, the Company postponed the originally planned launch of its product to incorporate additional features and needed to raise additional capital to support its operations and further develop its products. The Company also needed to recruit a Chief Financial Officer and other key employees to execute on its business plan.
November 2005 through September 2006 — Reassessed value of $1.39 to $2.85
     The next set of stock options granted by the Company occurred on April 27, 2006. As of March 31, 2006, the Company had $30.8 million in cash, cash equivalents and short-term investments and the Preferred Stock had an aggregate liquidation preference of $61.8 million. The prospect of an initial public offering was not under consideration as of the date of this set of option grants. If the Company was sold for less than $61 million, the Common Stock would have received nothing. As of November 30, 2005, the Company reassessed the fair value of its Common Stock, and determined that the value was equal to 90% of the value of the Series C Preferred Stock sale price in November 2005, or $1.39 per share. From November 2005 through September 2006, the Company determined that the reassessed fair value of its Common Stock increased from November 2005 on a straight line basis to $[*] per share, equal to [*]% of $[*], the expected mid-point of the initial public offering (the “IPO”) price range. The IPO price range
[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission
Page Eight
has been preliminarily and tentatively estimated to value the company at $[*] million to $[*] million based on discussions with the underwriters. The Company followed a straight-line increase for this period as there were no significant value driving events during this period, but rather a continual progression of the Company’s development efforts and potential IPO. During this period, the Company initiated animal tests on its Intellisense force sensing system, identified with the FDA that mapping heart anatomy would be the initial cleared indication for the Sensei system rather than a broader label that the Company was expecting, completed an external audit of its quality systems, hired a Chief Financial Officer, explored additional financing options and continued progress towards FDA clearance. The Company met with investment bankers in June 2006 to begin initial public offering efforts. However, during this time, the Company once again postponed the projected launch date of the Sensei system pending additional information requirements of the FDA for 510(k) clearance.
     For the above reasons, the Company believes that the reassessed fair value of the Common Stock for this period is appropriate.
Reassessment Methodology
     In June 2006, the Company commenced preparation to conduct an IPO in light of (a) the Company’s prospects for regulatory clearance in the third quarter 2006, (b) anticipated product launch shortly thereafter and (c) the recent success of comparable companies. As disclosed on page 1 of the Registration Statement, the Company has not sold any products commercially. Therefore, the Company arguably has advanced only to stage 3 of the “typical stages of enterprise development” as set forth in paragraph 25 of the AICPA Guide, and not to stage 5 or 6 where the AICPA Guide indicates an IPO would typically occur.
     As noted above, the Company met with investment bankers in June 2006 in connection with the IPO. The Company assessed its market value by looking at the previously issued Series B and C Preferred Stock, which were sold at $1.05 and $1.5359, respectively and by reviewing comparable public companies and the market for new IPO issuances. In particular, as set forth on Exhibit A hereto, the Company notes that of the 18 life science IPOs that have been completed between January 2006 and August 31, 2006, 16 have priced below their initial filing range with an average pricing of 27% below the initial filing range. The Company’s underwriters’ preliminary and tentative valuation range is estimated at $[*] million to $[*] million, or $[*] to $[*] per share, with an assumed valuation for determination of stock-based compensation of approximately $[*] million based on an assumed initial public offering price at the mid-point of the range of $[*].
     The Company applied a [*]% discount to the assumed public offering price of $[*] to reflect (a) the probability that the offering will be delayed or withdrawn or that the actual offering price will be reduced below the initial filing range suggested by the underwriters and (b) the fact that the shares underlying the options will be subject to a 180 day lock-up after the date of the IPO. Accordingly, the Company determined that, in retrospect, the deemed value of its Common Stock should be increased in a straight-line from a starting point of the deemed value of $0.10 at the beginning of 2005 to 90% of the Series C Preferred Stock price, and thereafter in a straight line basis from the November 2005 price to the assumed IPO price of $[*] per share at July 2006.
[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission
Page Nine
     No single event during this period fully supports the increase in fair value, but the combination of many individual factors during the period contributed to the increased fair value of the Common Stock. The Company respectfully submits that it expects to complete its IPO in October 2006 and selected $[*] as its fair value at July 31, 2006, which would project to an assumed initial offering price in the range between approximately $[*] and $[*] per share before adjustment for any reverse split. The Company believes that it has and will continue to build stockholder value during the third quarter of 2006, but it has not taken any discount in the prior months for this value building period.
Preferred Stock Issuances
     Table B below sets forth all issuances of preferred stock from September 1, 2005 to the date hereof.
Table B

Transaction	Recipient		Number of	Purchase	Fair Value	Amount
Date	Name	Transaction	Shares Issued	Price	Estimate	Recorded

9/30/2005	Intuitive Surgical	Licensing Agreement and Issuance of Series B Preferred Stock	500,000	$1.46	$1.46	$730,000
11/30/2005	Outside Investors	Sale of Series C Preferred Stock	19,613,902	$1.54	$1.54	$30,124,992
     In September 2005, the Company entered into a cross-license agreement with Intuitive Surgical. The agreement grants rights to use certain technologies covered under each company’s issued and pending patents in certain specified medical fields. Under the terms of the agreement, Intuitive Surgical received 500,000 shares of Series B Preferred Stock valued at $730,000. The value of the Series B Preferred Stock was expensed in 2005 to research and development expense as technology feasibility had not been established for the Company’s underlying product that would potentially utilize the license, and the there is no alternative future use otherwise identified for the technology. The Company determined the fair value of the stock sold to Intuitive Surgical as described in the Response Letter, responding to the Staff’s comment 26 in the Comment Letter.
     In November 2005, the Company issued an aggregate of 19,613,902 shares of its Series C Preferred Stock to 23 accredited investors, at a price of $1.5359 per share, for an aggregate purchase price of $30.0 million. The lead investor was Vanguard VII LP, an unaffiliated third party investing in the Company for the first time. The Company believes that the negotiations with Vanguard VII LP is evidence of an independent third party validation of the value of the Company as of November 2005.
Warrant Issuances
     Table C below sets forth all issuances of warrants to purchase securities of the Company from August 1, 2005 to the date hereof.
[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission
Page Ten
Table C

Transaction				Number of	Exercise	Fair Value	Amount
Date(s)	Recipient Name	Transaction	Activity	Shares Issuable	Price	Estimate	Recorded

8/5/2005	Gold Hill and Silicon Valley Bank	Loan Agreement	Initial	149,999	$1.40	$1.46	$127,512
9/21/05 to 12/14/05	Gold Hill and Silicon Valley Bank	Loan Agreement	Drawdowns	85,713	$1.40	$1.49 to $1.70	$80,747
     In August 2005, the Company entered into a $7.0 million loan agreement (“Loan Agreement”) with two lenders that provides up to $1.0 million to finance equipment purchases and $6.0 million to finance working capital. The equipment and working capital loan amounts are collateralized by a security interest in equipment purchased and all of the Company’s assets, respectively, excluding intellectual property. The Company drew down $6.6 million under the agreement in 2005 and an additional $380,000 in March 2006.
     Based upon the amount and schedule of funding, the Loan Agreement provides for the issuance of a warrant to purchase up to 235,712 shares of the Company’s Series B Preferred Stock with an exercise price of $1.40 per share. Upon execution of the Loan Agreement, the Company issued warrants to purchase 149,999 shares of Series B Preferred Stock. At each subsequent borrowing date, the Company issued warrants to purchase additional shares of Series B Preferred Stock in an amount equal to 1.4286% of the amount borrowed. In September, October and December 2005, the Company issued warrants to purchase an aggregate of 28,571 shares of Series B Preferred Stock. The warrants each have an exercise price of $1.40 per share and expire on dates ranging from September 2010 to December 2010.
     The fair value of the warrants associated with the initiation of the agreement was estimated using the Black-Scholes model (based on assumptions set forth in the financial statements) at $127,512 and was recorded as debt issuance costs and is being amortized to interest expense using the straight-line method over the loan term. The fair value of the warrants associated with each funding was estimated at $80,747, was recorded as a discount to the loan and is being amortized to interest expense using the effective interest method over the loan term. The warrants are classified in liabilities and are revalued each reporting period under SFAS No. 150, with the resulting gains and losses recorded in other expense.
Conclusion
     The Company has faced significant risks since inception. In connection with the filing of the Registration Statement in August 2006, the Company has reviewed the option grants from January 1, 2005 through the date of this letter, with the benefit of hindsight and the knowledge of how various uncertainties existing at the time of the option grants were ultimately resolved. Based on this review, the Company has concluded that stock compensation expense should be recorded for financial reporting purposes for options granted in that period, as described in this letter. The Company believes and respectfully submits that the reassessed fair values used as the basis for determining stock compensation
[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission
Page Eleven
expense in connection with its stock option grants are reasonable and appropriate for the reasons set forth above.
Confidential Treatment Request
     In addition, we hereby request, pursuant to 17 C.F.R. § 200.83, that the identified portions of this letter, be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you please contact me, the responsible representative, by telephone rather than rely upon the U.S. mail for such notice. My address and telephone number are as follows: Glen Y. Sato, Esq., Cooley Godward Kronish LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306, (650) 843-5502.
     Please acknowledge receipt of this letter by file-stamping the enclosed copy and returning it to my attention in the self-addressed stamped envelope provided herewith.
     Please do not hesitate to call me or Laura Berezin at (650) 843-5128 if you have any questions or would like any additional information regarding this matter.
Sincerely,
Cooley Godward Kronish LLP
/s/ Glen Y. Sato
Glen Y. Sato

cc:	Steven M. Van Dick — Hansen Medical, Inc.
Steve Ware — Hansen Medical, Inc.
Tracy T. Lefteroff — PricewaterhouseCoopers LLP
Magnus Momsen — PricewaterhouseCoopers LLP
Laura A. Berezin, Esq. — Cooley Godward Kronish LLP
[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission
Page Twelve
EXHIBIT A
Biotech IPOs 2006 YTD

		Initial Filed Price Range ($)				Offer	File to
Name	Pricing Date	Date	Low	Mid	High	Price ($)	Offer (%)
Altus Pharmaceuticals	1/25/2006	1/11/2006	14.00	15.00	16.00	15.00	0.0
SGX Pharmaceuticals	1/31/2006	1/4/2006	11.00	12.00	13.00	6.00	(50.0)
Valera Pharmaceuticals	2/1/2006	1/17/2006	10.00	11.00	12.00	9.00	(18.2)
Iomai Corp	2/1/2006	1/9/2006	11.00	12.00	13.00	7.00	(41.7)
Cardica Inc.	2/2/2006	12/20/2005	12.00	13.00	14.00	10.00	(23.1)
Acorda Therapeutics	2/9/2006	1/23/2006	11.00	12.00	13.00	6.00	(50.0)
Alexza	3/8/2006	2/15/2006	10.00	11.00	12.00	8.00	(27.3)
Targacept	4/11/2006	3/16/2006	11.00	12.00	13.00	9.00	(25.0)
Vanda	4/12/2006	3/17/2006	12.00	13.00	14.00	10.00	(23.1)
Omrix	4/20/2006	3/24/2006	15.00	16.00	17.00	10.00	(37.5)
Northstar Neuroscience	5/4/2006	4/17/2006	12.00	13.00	14.00	15.00	15.4
Novacea	5/9/2006	4/14/2006	11.00	12.00	13.00	6.50	(45.8)
BioMimetic	5/12/2006	4/26/2006	11.00	12.00	13.00	8.00	(33.3)
Restore Medical	5/16/2006	4/28/2006	9.00	10.00	11.00	8.00	(20.0)
Alphatec Holdings Inc.	6/2/2006	5/8/2006	13.00	14.00	15.00	9.00	(35.7)
Volcano Corp	6/14/2006	5/24/2006	10.00	11.00	12.00	8.00	(27.3)
Replidyne	6/28/2006	6/13/2006	14.00	15.00	16.00	10.00	(33.3)
Osiris Therapeutics	8/4/2006	6/17/2006	11.00	12.00	13.00	11.00	(8.3)
Mean							(26.9)
Median							(27.3)

[ * ] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.